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February 23, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted February 2, 2017

CIK No. 0001403752

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amendment”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”), as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of the Amendment No. 1 to the draft Registration Statement with the Commission on February 2, 2017.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 16, 2017 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Licensed as foreign legal consultants

Jurisdiction of primary qualification: New York

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Summary

Overview, page 1

1.	We acknowledge your revised disclosures in the Summary section. As currently written, your Summary remains highly technical and detailed. Please revise your disclosure in this section so that it is a brief, concise overview of your offering and operations. Refer to Item 503(a) of Regulation S-K.

The Company has further revised the disclosure in the Summary section in response to the Staff’s comment.

2.	We note your revisions in response to our prior comment two. Please further revise your disclosure to remove the statement that you believe your product candidates demonstrate enhanced “efficacy” compared to current standards of care.

The Company has revised the disclosure on pages 1 and 95 of the Amendment and removed the statement regarding the enhanced “efficacy” of its product candidates in response to the Staff’s comment.

3.	We acknowledge your revised disclosures in response to our prior comment four. However, your statement that your platform technologies were initially validated through your partnerships continues to imply that your strategic partnerships involve all of your platforms and not only Azymetric and EFECT. Please revise accordingly. Please also remove the language that the strategic partnerships “validated” your technologies since it inappropriately implies that your products’ outlook for regulatory approval is stronger due to the partnerships.

The Company has revised its disclosure on pages 2, 76 and 97 of the Amendment to clarify that its strategic partnerships with Merck and Lilly relate only to the Azymetric and EFECT platforms.

With respect to the implications arising from the use of the word “validated,” the Company respectfully submits that this language is not used to imply that its product candidates’ outlook for regulatory approval is stronger due to the strategic partnerships. Instead, the word validation is used to convey its plain English meaning: to recognize, establish, or illustrate worthiness or legitimacy. The disclosure on pages [2] and [95] states that these strategic partnerships validate the Company’s “unique combination” of capabilities and technologies, not the technologies themselves. The Company strongly believes that the term “validation” is appropriate in this context because these strategic partnerships show that multinational pharmaceutical companies, with deep experience in the industry, recognize a potential value in this unique combination. This validation is an important consideration for potential investors given the extensive due diligence process that these large, sophisticated pharmaceutical companies undertake before investing in such collaborations or strategic partnerships, and given that, despite the prevalence and availability of competing bispecific antibody technology platforms, such due diligence resulted in the Company being selected as a strategic partner or collaborator by these companies. Furthermore, to ensure that potential investors do not make an inappropriate inference, the Company has provided additional disclosure under “Risk Factors – We have a limited number of product candidates…” on page 13 of the Amendment. For the above reasons, the Company respectfully advises the Staff that it believes the term “validated” on pages 2 and 97 of the Amendment is appropriate.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Proprietary Therapeutic Platforms, page 4

4.	We note your response to comment seven. However, the revised presentation still shows the product candidates and discovery programs in the same table. The discovery programs are premature for inclusion in the Summary. If you would like to include discovery programs in the Business section, please present them separately from your product candidates.

In evaluating the Staff’s comment, the Company reviewed the registration statements of the following comparable peer companies: Macrogenics Inc., CytomX Therapeutics, Inc., Xencor Inc., Merus N.V., Jounce Therapeutics, Inc. and CRISPR Therapeutics AG. The Company respectfully directs the Staff towards the graphics disclosed in the Summary sections of these peer companies’ registration statements (such graphics have been included for the Staff’s reference in Schedule A hereto). As evidenced by these graphics, it is customary practice for pre-clinical and early stage biopharmaceutical companies to include both product candidates and research programs in one table. Further, all the graphics in Schedule A depict early or discovery stage pipelines and none separate discovery stage products from products at a more advanced stage of development. Accordingly, if required to remove its discovery programs from the table on page 5 of the Amendment, the Company submits to the Staff that it would be subject to a different standard of disclosure when compared to its peer companies. Furthermore, surveying registration statements of the Company’s peers confirms that disclosing early or discovery stage programs, in addition to more developed product candidates, is an important consideration for potential investors.

Nonetheless, in response to the Staff’s comment, the Company has modified the table on page 5 of the Amendment to further distinguish the Company’s most advanced discovery programs from its product candidates. These efforts are in addition to the Company’s previous revision, which utilize color to further differentiate between programs that are advanced discovery efforts (in green) and programs that have progressed to product candidate status (in blue). With such revisions, the Company respectfully submits to the Staff that its disclosure aligns or exceeds the standard practice among its peer companies with respect to clearly differentiating between product candidates and discovery programs.

5.	We note your disclosure regarding the percentage of patients with HER2-expressing cancers that have low to intermediate HER2 levels. So that an investor may understand the significance of this in relation to overall cancer rates, please disclose the percentage of breast cancer and gastric cancer patients overall that have HER2-expressing cancers and quantify this number. Please also disclose the number of patients that would be classified as “Triple-Negative” as described by you on page 117.

The Company recognizes the importance of the Staff’s comment to potential investors and has revised its disclosure on pages 5 and 100 of the Amendment so that investors may better understand the market opportunity for the Company’s lead products. The Amendment now discloses the number of breast and gastric cancer patients overall who have HER2-expressing cancers, which, as described in the Registration Statement, are the indications on which the Company intends to focus when developing its lead products. The Company believes that this number will be more helpful to potential investors than the percentage value, which is more ambiguous, and therefore has chosen to focus only on this number.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Additionally, the Company respectfully submits that disclosing the number of patients that would be classified as “Triple-Negative” (as described by the Company on page 117 of Amendment No. 1) is unlikely to be helpful to, and may mislead, potential investors. The current “Triple-Negative” classification for breast cancer patients includes a portion of the Company’s target market (patients whose tumors express HER2 at Low to Intermediate levels) as well as other patient populations (specifically, patients whose tumors do not express HER2). Therefore, because the Company’s products are directed only at HER2-expressing cancers, it is more appropriate for a potential investor to focus their attention on the number of patients whose tumors express HER2, rather than the overall number of patients who are currently classified as Triple-Negative. These numbers are now disclosed on page 5 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

In-Process Research and Development Intangible Asset, page 81

6.	Please refer to your response to our prior comment 39. Considering the significance of the Kairos Technology (ADC Platform) IPR&D project, discuss herein the nature, purpose and status of the project, disclose the amount recorded as of September 30, 2016, and provide a description of the valuation methodologies and assumptions used specific to the project. To the extent you use a cost method as a valuation methodology, explain your justification for its use for the project.

The Company has revised its disclosure on pages 81 and 82 of the Amendment to address the Staff’s comment.

Share-based Compensation, page 83

7.	Please refer to your response to our prior comment 14. Tell us why you present per share prices herein and elsewhere in Canadian dollars without US dollar translations, which requires the investor to do the math to translate into US dollar amounts so they may compare to virtually all other information in the filing including the initial public offering price you expect as well as amounts in use of proceeds, capitalization, dilution, selected consolidated financial data, MD&A and the consolidated financial statements.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 85, 86, 87 164, 165, 170, 172, 175, 189 and 190 of the Amendment.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Liquidity and Capital Resources

Funding Requirements, page 92

8.	Please refer to your response to our prior comment 18. Please tell us the amounts of the research, development and commercial milestone payments, from whom you anticipate receiving, and the basis for your concluding that you will receive them.

The Company has revised its disclosure regarding anticipated funding requirements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources,” “Use of Proceeds” and “Risk Factors – We will require substantial additional funding…”in the Amendment to remove the emphasis on anticipated commercial milestone payments. Instead, the revised language notes that the Company believes its existing cash and cash equivalents, together with the anticipated net proceeds from its initial public offering will enable it to advance the clinical development of its ZW25 and ZW33 product candidates. The Company then notes that it may be eligible to receive certain commercial milestone payments (with a cross-reference to the expanded disclosure regarding such payments in the section titled “Business – Strategic Partnerships and Collaborations” - see the response to Comment 15 below) but cautions readers that the achievement of milestones by its strategic partners is uncertain, as noted under “Risk Factors – Risks Related to Our Dependence on Third Parties – We may not realize the anticipated benefits of our strategic partnerships” and elsewhere in the Amendment. The Company believes this revised disclosure strikes an appropriate balance of focusing on its liquidity following the initial public offering while noting that it could be eligible to achieve certain additional funding through collaboration payments without creating an expectation that such payments will be received.

Our Strategy, page 98

9.	We refer to your revised disclosure that you plan to pursue accelerated registration paths if your trial results are highly compelling because you are investigating indications with high unmet medical need. Please describe the particular “accelerated regulatory approval” and “regulatory designations” you reference and the basis upon which ZW25 may be granted such approval. In addition, if true, add balancing disclosure that you have not received any indication from regulatory authorities that you will be granted such accelerated approval.

The Company has revised its disclosure on page 101 of the Amendment to address the Staff’s comment.

EFECT Antibody Effector Function Modulation Platform, page 110

10.	We acknowledge your revised disclosures in response to prior comment 23. However, the graphs on page 111 are still unclear. Please also further explain in terms that a lay investor may understand the mechanisms described in the last two bullets on page 111.

The Company has revised its disclosure, including both the graphs and the bullets, on page 113 of the Amendment to address the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Product Candidate Pipeline, page 115

11.	We acknowledge your revised disclosure in response to prior comment 19 that patients with low to intermediate levels of HER2-expressing tumors have access to chemotherapy or hormone therapy, but that they are not eligible for currently-approved HER2-targeted therapies. Please explain what you mean that the patients are not eligible, including if it means only that the HER2-targeted therapies are less effective or if the patients are not permitted to take the therapies. We also note your discussion of survival benefits for certain specific treatments. Please clarify your disclosure to explain the overall average survival benefit of chemotherapy and hormone therapy for the indications you intend to focus on for ZW25.

The Company has revised its disclosure on pages 119 and 120 of the Amendment to address the Staff’s comment.

12.	Please further expand your revised disclosures to clarify which cancers are covered by the ZW25 IND.

The Company respectfully advises the Staff that it has already disclosed the patient population covered by the ZW25 IND on page 123 of the Amendment in the section titled “Preclinical Development of ZW25.” To clarify, the IND application does not identify or relate to any particular type of cancer. As disclosed on page 123 of the Amendment, the IND application covers “patients with locally-advanced (unresectable) or metastatic solid tumors that express HER2, as confirmed by IHC or FISH.” This description in the Registration Statement is consistent with the language included in the IND application itself and with existing public disclosures, which are available at https://clinicaltrials.gov/ct2/show/NCT02892123.

Strategic Partnerships and Collaborations, page 125

13.	We acknowledge your response to prior comment 30. Please note that confidential treatment is not appropriate for material information, such as the duration of the royalty payments for each of your partnership agreements, and we re-issue our comment seeking this disclosure. In addition, please provide a break-down of the research, development and commercial milestones for each of these agreements to the extent this information is reflected in your financial statements.

The Company has revised its disclosure on pages 76 to 79 and 130 to 134 of the Amendment to address the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Intellectual Property, page 131

14.	You indicate in your response to prior comment 34 that the CDRD Ventures and ITS agreements may become material to the company. However, based on your risk factor disclosure, it appears that there are ongoing license payments under the ITS agreement.

Please disclose here the licensing payments payable under the ITS agreement and the CDRD agreement, as applicable.

The Company has revised its disclosure on pages 136 to 137 of the Amendment to address the Staff’s comment.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

15.	Please refer to your response to our prior comment 42.

•	Clarify in the fifth paragraph what is meant by consideration received and how it compares to arrangement consideration as discussed in ASC 605-25.

•	Refer to your reference in the tenth paragraph that certain milestones in the agreements do not meet the definition of a substantive milestone because achievement of the milestone solely depends on the performance of the licensee. Explain to us your consideration as to whether these milestones to which you refer meet the definition of a milestone in ASC 605-28-20 (as opposed to being a milestone pursuant to ASC 605-28-20 that is not a substantive milestone) and, if they do not meet that definition, please clarify this within your disclosure and the reason therefore. This comment also applies to various disclosures within Note 13. Research Collaboration and Licensing Agreements.

The Company has revised its disclosure on page F-12 to address the Staff’s comment regarding “arrangement consideration”. Additionally, the Company has determined that certain milestones in the agreements do not meet the definition of a milestone as defined in ASC 605-28-20 and has revised its disclosure on pages F-13, F-34, F-36, F-37, F-38, F-39, F-40 and F-41.

11. Redeemable Convertible Class A Preferred Shares, Special Shares and Shareholders’ Equity, page F-26

16.	We acknowledge your response to our prior comment 40. Generally, it appears that expected volatility that you use throughout seems low for a clinical-stage biopharmaceutical company. Please provide us your expected volatility rate calculations that substantiate the rates you used throughout the filing. Tell us how each rate you use and each “proxy company” complies with authoritative literature. In your response, provide us a more robust discussion supporting your use of each of the proxy companies to arrive at your volatility rate.

In response to the Staff’s comment, the Company has further reviewed the list of proxy companies that it previously used in calculating volatility for all periods presented. Upon further analysis and assessment of the relevant guidance, the Company has revised its list of proxy companies and recalculated the expected volatility for each period presented. The Company does not believe the impact of the revised expected volatility is material for any of the periods presented. Accordingly, the financial statement impact of the revised expected volatility will be recorded prospectively as an out of period adjustment in the fourth quarter of fiscal 2016.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

a. Selection of Proxy Companies

Management has applied FASB ASC Topic 718 Compensation – Stock Compensation and SAB Topic 14.D.1 in assessing the proxy companies used in determining the Company’s volatility measure. This guidance is used for estimating expected volatility for newly public and non-public entities that do not have company-specific historical or implied volatility information available. The Company has considered the following factors when determining proxy companies: industry, types of platforms, stage of life cycle, size and financial leverage. Please refer to Schedule B for the list of proxy companies that the Company has used and an explanation of why each company was selected. The disclosed volatility rates will also be revised at that time.

b. Adjusting Proxy Companies

Upon further analysis, incorporating the guidance in FASB ASC Topic 718 and given the increased number of comparable biotechnology companies that have had public offerings during the last few years, the Company has concluded that two of the proxy companies previously identified (UCB S.A. and Regeneron Pharmaceuticals) are less relevant and are more appropriately considered to not be relevant proxy companies. The Company has concluded that the following companies not previously identified are appropriately classified as proxy companies: CytomX Therapeutics, Inc., Affimed N.V., Immunogen Inc., Oncomed Pharmaceuticals, Inc. and Five Prime Therapeutics as they are of a similar size, operate in a similar industry, have similar platforms and are in a similar stage of life cycle as the Company (refer to Schedule B). The remaining proxy companies identified in Schedule B were previously considered proxy companies and the Company has concluded that it is appropriate to continue to conclude that these are appropriately classified as proxy companies.

c. Calculation of Expected Volatility using Proxy Companies

To calculate volatility, the Company has chosen two different categories of proxy companies. Category 1 companies most closely resemble the Company’s stage of development and business, however the period for which the historical volatility is available for these companies is less than the expected term of the relevant options. Category 2 companies are appropriate proxy companies that do not reflect the Company’s business as closely as the Category 1 companies, and who have a trading history which closely reflects the expected term of the relevant options (i.e. have over five years of trading data available). The Company has determined that while each category is useful, the relative usefulness of each category in determining its expected future volatility is approximately equal, and therefore the Company has weighted each of the proxy companies equally for purposes of calculating expected volatility.

The Company uses a third party stock option administration and reporting system called Optrack to calculate volatility. Optrack downloads and aggregates historical share price information from third party sources for each proxy company and calculates the historical volatility at each measurement date for each company and then weights each company equally to calculate expected volatility. The table on the following page provides the volatility calculations for each proxy company used by the Company.

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Name	2016 Volatility	2015 Volatility	2014 Volatility
Category 1
Affimed	89%-97%	87%-98%	65%
CytomX	72%-105%(2)	N/A	N/A
Macrogenics	60%-63%	60%-63%	54%-59%
OncoMed	75%-84%	77%-88%	94%-122%
Xencor	57%-58%	52%-57%	53%-65%
FivePrime	70%-75%	69%-71%	70%-83%
Category 2
Ablynx	39%-43%	38%-40%	39%-44%
ImmunoGen	67%(1)	N/A	N/A
Immunomedics	56%-63%	54%-60%	63%-68%
Zymeworks Volatility	66% - 72%	64% - 68%	63% - 73%
(1)	ImmunoGen is relevant post Kairos acquisition (2016 only).
(2)	CytomX is relevant for 2016 only (Oct. 2015 IPO).

As corroborative evidence, management has compared the volatilities disclosed by its Category 1 proxy companies, which most closely reflect the Company’s business and stage of development, and found them to be consistent with the Company’s expected volatility. See the table below for more details.

Category 1
Name	Q3’2016 Volatility disclosed in Proxy Company F/S	2015 Annual Volatility disclosed in Proxy Company F/S	2014 Annual Volatility disclosed in Proxy Company F/S
Affimed	not disclosed	65%	N/A
CytomX	not disclosed	63% - 69%	66% - 71%
Macrogenics	64% -68%	73% - 75%	67%
OncoMed	73%	63%	66%
Xencor	76%	69% - 87%	77%
FivePrime	70% -74%	71%-76%	85%
Overall Range	64%-76%	63%-87%	66%-85%

*        *        *         *

Dorman Yale

Securities and Exchange Commission

February 23, 2017

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Jim B. Rosenberg, Securities and Exchange Commission

Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.

Neil Klompas, Chief Financial Officer, Zymeworks Inc.

Charles S. Kim, Cooley LLP

Schedule A

Xencor, Inc.

Page 2 of Form S-1

Product Pipeline and Platform

A summary of the partnered and non-partnered product development programs that we have generated internally is shown below.

CytomX Therapeutics, Inc.

Page 4 of Form S-1

Our Pipeline

The following chart provides an overview of the status of each of our programs:

Our Pipeline

Merus N.V.

Page 3 of Form F-1

Our Product Pipeline

We intend to use our technology platform to develop Biclonics for the treatment of various types of cancer. The following table summarizes our bispecific antibody candidate pipeline:

Macrogenics, Inc.

Page 3 of Form S-1

The table below depicts the current status of our product candidates:

Jounce Therapeutics, Inc.

Page 6 of Form S-1

CRISPR Therapeutics AG

Page 2 of Form S-1

Schedule B

Proxy Companies

For the YE: December 31, 2014, 2015 & 2016

Management has selected the following companies to calculate volatility because each of them are comparable to the Company based on the fact that they are all pre-commercial, biologics therapeutics companies with lead clinical programs in similar stages of development as the Company. The majority of these companies have platform technologies similar to the Company and have entered into similar pharma collaborations based on these platforms. Additionally, the selected proxy companies have similar clinical pipelines focused in the field of oncology.

The table below lists the proxy companies that the Company has used and the platforms which they specialize in:

COMPANY	SYMBOL	EXCHANGE	THERAPEUTIC PIPELINE	PLATFORMS	Proxy Company used in Volatility Calculation
					2014	2015	2016
Ablynx (1)	ABLX	BR	Autoimmune Hematology Anti-infective Bone Loss	Mono-, bi- & multispecific nanobodies	Yes	Yes	Yes

Affimed (2)	AFMD	NASDAQ	Oncology	Bi- & trispecifics antibody derivatives	N/A	N/A	Yes

CytomX Therapeutics (3)	CTMX	NASDAQ	Oncology	Antibody masking peptide	N/A	N/A	Yes– starting Oct. 2015

Five Prime Therapeutics(4)	FPRX	NASDAQ	Oncology	Extracellular protein library	Yes	Yes	Yes

ImmunoGen (5)	IMGN	NASDAQ	Oncology	Antibody Drug Conjugate (“ADC”)	N/A	N/A	Yes –post Kairos Acquisition

Immunomedics (6)	IMMU	NASDAQ	Oncology Autoimmune	ADC; Bispecific antibody derivative	Yes	Yes	Yes

MacroGenics (7)	MGNX	NASDAQ	Oncology Autoimmune Anti-infective	Bi- & trispecifics antibody and antibody derivatives; Fc optimization; Cancer stem cell target discovery	Yes	Yes	Yes

OncoMed Pharmaceuticals (8)	OMED	NASDAQ	Oncology	Cancer stem cell target discovery	N/A	N/A	Yes

Xencor (9)	XNCR	NASDAQ	Autoimmune Oncology Anti-infective	Bispecific antibody; Fc optimization	Yes	Yes	Yes

Notes:

(1)	Ablynx NV, a clinical-stage biopharmaceutical company that is engaged in the discovery and development of Nanobodies, a class of therapeutic proteins based on single-domain antibody fragments for various serious and life-threatening human diseases. Ablynx was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development. Ablynx has also developed bispecific/multispecific platform technologies similar to Zymeworks and based on this platform, has entered into similar pharma collaborations.
(2)	Affimed N.V., a clinical-stage biopharmaceutical company that discovers and develops highly targeted cancer immunotherapies. Affimed’s core technology is a bi- and trispecific antibody derivative platform that activates and direct immune cells for the treatment of blood cancers and solid tumors. Its shares were first publicly traded on Sep 12, 2014. Affimed was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. Affimed has also developed bispecific platform technologies and are leveraging these approaches towards drug development.
(3)	CytomX Therapeutics, Inc., a clinical-stage biopharmaceutical company that develops next-generation biologic therapies to treat cancer. CytomX internal pipeline and partnered programs employ a masking peptide platform engineered to limit antibody binding to healthy tissues to reduce off-target toxicities. Its shares were first publicly traded on Oct 9, 2015. CytomX was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development and have also developed an enabling biologics development platform and based on this platform, have entered into similar pharma collaborations.
(4)	FivePrime Therapeutics, Inc., a clinical-stage biopharmaceutical company that discovers and develops biologics to treat cancer based on their proprietary library of expressed extracellular proteins, the targets of most antibody therapeutics. Its shares were first publicly traded on Sep 20, 2013. FivePrime was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. FivePrime has also developed a target discovery platform technology to enable the development of biologics and have leveraged this platform by entering into similar pharma collaborations as Zymeworks.
(5)	ImmunoGen Inc., a clinical-stage biopharmaceutical company that develops targeted cancer therapeutics using its proprietary ADC technology. ImmunoGen’s ADC technology is used in Roche’s marketed product, Kadcyla®, and in multiple internal and partnered clinical-stage programs. Its shares were first publicly traded on Nov 17, 1989. ImmunoGen was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. ImmunoGen has also developed enabling antibody drug conjugate platforms and based on this platform, has entered into similar pharma collaborations as Zymeworks.
(6)	Immunomedics, Inc., a clinical-stage biopharmaceutical company that focuses on the development of monoclonal antibody-based products for the targeted treatment of cancer, autoimmune, and other diseases in the United States. Its clinical programs include epratuzumab, which is in two Phase 3 clinical trials for the treatment of lupus; and Yttrium-90 labeled clivatuzumab tetraxetan that is in Phase 3 registration study for the treatment of pancreatic cancer. Immunomedics was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs. Similar to Zymeworks, Immunomedics has also developed bispecific platform and antibody drug conjugate technologies and are leveraging these approaches towards drug development.

(7)	MacroGenics, Inc., a clinical-stage biopharmaceutical company that focuses on discovering and developing monoclonal antibody-based therapeutics for the treatment of cancer and autoimmune diseases. Its shares were first publicly traded on Oct 10, 2013. MacroGenics was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. MacroGenics has also developed bispecific/multispecific platform technologies similar to Zymeworks and based on this platform, has entered into similar pharma collaborations.
(8)	OncoMed Pharmaceuticals, Inc., a clinical-stage biopharmaceutical company that discovers and develops antibody-based therapeutics targeting cancer stem cells. OncoMed also has a proprietary bispecific antibody platform. Its shares were first publicly traded on Jul 18, 2013. OncoMed was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. OncoMed has also developed bispecific and other protein-based platform technologies similar to Zymeworks and based on these platforms, has entered into similar pharma collaborations.
(9)	Xencor, Inc., a clinical-stage biopharmaceutical company that focuses on discovering and developing engineered monoclonal antibodies to treat severe and life-threatening diseases with unmet medical needs. Its shares were first publicly traded on Dec 3, 2013. Xencor was selected as a comparable company to Zymeworks based on the fact that they are also a pre-commercial, biotherapeutics company with lead clinical programs in similar stages of development as Zymeworks. Xencor has also developed bispecific/multispecific platform technologies similar to Zymeworks and based on this platform, has entered into similar pharma collaborations.